# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Date of event which requires filing of this statement: 08/18/2025
Filed by CIK 0001040273
Persons authorized to receive notices and communications: Jana Tsilman, Third Point LLC, 55 Hudson Yards, New York, New York (NY), 10001, 212-715-3880

## Reporting persons
- Third Point LLC (CIK 0001040273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel S. Loeb (CIK 0001300345): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on January 29, 2025 (collectively, this "Schedule 13D") relating to the shares of Class A Common Stock, par value $0.01 per share ("Common Stock") of Soho House & Co Inc. (the "Issuer").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated in its entirety as follows: As of August 15, 2025, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons was 5,171,676 shares, representing 9.65% of the 53,604,734 issued and outstanding shares of Common Stock of the Issuer as of August 5, 2025 (as disclosed in the Issuer's most recent quarterly report on Form 10-Q filed on August 8, 2025). On August 18, 2025, the Reporting Persons sold all of their shares of Common Stock. Set forth on Schedule A hereto are all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 20, 2025. As of the date of this Schedule 13D, the Reporting Persons beneficially own no shares of Common Stock, representing 0.00% of the issued and outstanding shares of Common Stock. As of the date of this filing, the Reporting Persons have no powers to vote, or to direct the vote of, or to dispose or to direct the disposition of, shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Item 5(b) of this Schedule 13D is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 18, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Schedule A

## Signatures
- Third Point LLC: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (08/20/2025)
- Daniel S. Loeb: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (08/20/2025)